Exhibit 4.4

Plan Rules of the AstraZeneca Extended Incentive Plan
Adopted by RemCo on 31 January 2018 and amended on 22 October 2019, 25 September 2020, 27 April 2022, 13 December 2023, 3 February 2025 and 11 December 2025.
Plan terminates on 30 January 2028
Appendix 2 approved by RemCo on 23 July 2018

AstraZeneca Extended Incentive Plan

What is an ‘award’ and when do you get shares?

An award under the Plan is a contingent right to receive shares in AstraZeneca PLC. When your award ‘vests’ you receive shares.

Your award will normally vest as to 50% on the fifth anniversary of grant and as to the balance on the tenth anniversary of grant. After your award vests, you will receive a net number of shares after withholdings for tax have been made. However, those shares will be transferred to a nominee or custodian arrangement where they will remain, subject to the Rules of the Plan, until the tenth anniversary of grant. You will also have no right to sell the shares that you receive following the fifth anniversary of grant until the remainder of your award vests on the tenth anniversary of grant.

What happens if you leave?

Awards will generally only vest if you are employed on the vesting date. If you leave AZ within three years after grant, regardless of why you leave, your award will lapse.

If within three years after grant, you cease to be in the role in which you were in when you were granted your award, your award will lapse unless you have been requested to change your role by AZ and AZ has approved a successor to take over your role. In that case, your award will vest on the normal vesting dates, subject to its terms.

If you leave AZ between three to five years from grant, your award will lapse unless (i) you end employment for death or incapacity, in which case your award will vest on the date you cease employment, pro-rated for the time you were in employment, or (ii) you are made redundant, in which case your award will vest on the fifth anniversary of grant, subject to its terms, pro-rated for the time you were in employment, or (iii) you retire, in which case your award will vest on the fifth anniversary of grant, subject to its terms, pro-rated for the time you were in employment, but will immediately lapse if you work for a competitor. Following retirement, your shares will continue to be subject to restrictions on sale up to the tenth anniversary of grant, and will be clawed back if you work for a competitor during that period.

If you leave AZ between five to ten years from grant, your award will lapse unless (i) you end employment for death or incapacity, in which case your shares that vested on the fifth anniversary of grant will be released and your unvested award will vest on the date you cease employment, pro-rated for the time between the fifth anniversary of grant and when you leave, or (ii) you are made redundant, in which case your shares that vested on the fifth anniversary of grant will be released on the tenth anniversary of grant and your unvested award will vest on the tenth anniversary of grant, subject to its terms and pro-rated for the time between the fifth anniversary of grant and when you leave, or (iii) you retire, in which case your shares that vested on the fifth anniversary of grant will be released on the tenth anniversary of grant and your unvested award will vest on the tenth anniversary of grant, subject to its terms and pro-rated for the time between the fifth anniversary of grant and when you leave, but will immediately lapse if you work for a competitor. Following retirement, your shares will continue to be subject to restrictions on sale up to the tenth anniversary of grant, and will be clawed back if you work for a competitor during that period.

If you leave for any reason other than death, incapacity or redundancy after the fifth anniversary of grant but before the tenth anniversary of grant and work for a competitor during such period, the shares you received following the fifth anniversary of grant will be clawed back.

Change of control of AstraZeneca

If there is a change in control of AZ within three years after grant, your award will lapse.

If there is a change in control of AZ after three years after grant, your award will vest pro-rata subject to its terms.

Dividends

On vesting, your nominee or custodian arrangement will be credited with cash or additional shares to reflect any dividends that would have been paid to you had you held the shares that vest on any dividend record dates during the period beginning on the Date of Grant and ending on the date of vesting (dividend equivalents). These will be released to you following the tenth anniversary of grant.

General

Awards are personal to you and may not be transferred or charged until they vest. The awards do not form part of your terms and conditions of employment and are not pensionable.

You will be required to accept the grant of your award and agree to its terms.

This summary does not form part of the Rules of the Plan. The Rules of the Plan are set out in the following pages and will govern how your awards are treated. Definitions and interpretation provisions are at Appendix 1. If you are resident in a country outside of the UK, your award may be subject to special terms.

Rules of the AstraZeneca Extended Incentive Plan

1.	Grant of Awards

1.1	RemCo may approve the grant of Awards to Eligible Employees, subject to the limits in Rule 10. Awards will not be granted during a Closed Period. Awards may not be granted to Eligible Employees who are resident in France until such time as the Plan has been approved by RemCo.

2.	Vesting of Awards

2.1	Vesting of your Award is subject to such terms and conditions as RemCo considers appropriate before grant.

2.2	Unless your Award vests early under Rules 3 or 7, and subject to Rule 2.4, your Award will vest to the extent that any terms and conditions imposed under Rule 2.1 have been met:

2.2.1	as to 50 per cent. of the Shares which are subject to Award (rounded to three decimal places) on the fifth anniversary of the Date of Grant, and

2.2.2	as to the balance of the Shares which are subject to Award on the tenth anniversary of the Date of Grant.

2.3	Any Shares that you acquire following vesting of part of your Award under Rule 2.2.1 shall remain subject to forfeiture if you end Employment (other than by reason of Redundancy) and work for a competitor (as determined by AZ) before the tenth anniversary of the Date of Grant.

2.4	Notwithstanding anything else in this Plan, if the fifth or tenth anniversary of the Date of Grant falls within a Closed Period, references to the fifth or tenth anniversary (respectively) of the Date of Grant in this Plan shall be deemed to be references to the first Dealing Day following the end of that Closed Period (unless RemCo has made a determination under Rule 5.8).

3.	Change of role and end of Employment

3.1	Subject to the remainder of this Rule 3 if you end Employment before the tenth anniversary of the Date of Grant, your Award will lapse.

3.2	If you end your Current Role before the third anniversary of the Date of Grant, your Award will lapse, unless you end your Current Role at the request of AZ and either your Current Role has a successor validated by SET or SET has confirmed that no successor is necessary.

3.3	If you end Employment after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant due to death or incapacity (evidenced to the satisfaction of your employing company, taking into account relevant local legislation), your Award will vest on the date you end Employment and your Award will be reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the Date of Grant to the end of Employment.

3.4	If you end Employment as a result of Redundancy after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant:

3.4.1	your Award will vest on the fifth anniversary of the Date of Grant, but will be reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the Date of Grant to the end of Employment; and

3.4.2	your Shares will be held in the relevant nominee or similar arrangements as set out in Rule 5.2 until the tenth anniversary of the Date of Grant.

3.5	If you end Employment as a result of Retirement after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant:

3.5.1	your Award will vest on the fifth anniversary of the Date of Grant, but will be reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the Date of Grant to the end of Employment, provided that your Award shall immediately lapse if before the fifth anniversary of the Date of Grant you have started working for a competitor to AZ (as determined by AZ); and

3.5.2	your Shares will be held in the relevant nominee or similar arrangements as set out in Rule 5.2 until the tenth anniversary of the Date of Grant, and if you work for a competitor to AZ (as determined by AZ) before the tenth anniversary of the Date of Grant, you may be required to transfer such Shares (together with any additional Shares acquired pursuant to Rules 5.6 and 5.7) to AZ, or a person that AZ chooses, for nil consideration.

3.6	If you end Employment after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant due to death or incapacity (evidenced to the satisfaction of your employing company, taking into account relevant local legislation):

3.6.1	the Shares that are subject to the part of the Award that vested on the fifth anniversary of the Date of Grant will be released from any nominee or similar arrangements on the date you end Employment; and

3.6.2	your Award will vest in relation to the balance of the Shares which are subject to your Award on the date you end Employment reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the fifth anniversary of the Date of Grant to the end of Employment.

3.7	If you end Employment as a result of Redundancy after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant:

3.7.1	the Shares that are subject to the part of the Award that vested on the fifth anniversary of the Date of Grant will be released from any nominee or similar arrangements on the tenth anniversary of the Date of Grant; and

3.7.2	your Award will vest in relation to the balance of the Shares which are subject to your Award on the tenth anniversary of the Date of Grant, reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the fifth anniversary of the Date of Grant to the end of Employment.

3.8	If you end Employment as a result of Retirement after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant:

3.8.1	the Shares that are subject to the part of the Award that vested on the fifth anniversary of the Date of Grant will be released from any nominee or similar arrangements on the tenth anniversary of the Date of Grant; and

3.8.2	your Award will vest in relation to the balance of the Shares which are subject to your Award on the tenth anniversary of the Date of Grant, reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the fifth anniversary of the Date of Grant to the end of Employment, provided that if you have started working for a competitor to AZ (as determined by AZ), your Award shall immediately lapse and you may be required to transfer such Shares (together with any additional Shares acquired pursuant to Rules 5.6 and 5.7) to AZ, or a person that AZ chooses, for nil consideration.

3.9	If you end Employment after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant other than in the circumstances set out in Rules 3.6 to 3.8:

3.9.1	to the extent that your Award has not already vested it will lapse; and

3.9.2	the Shares that were acquired following vesting of your Award on the fifth anniversary of the Date of Grant will continue to be held in the relevant nominee or similar arrangements until the tenth anniversary of the Date of Grant, and if you work for a competitor (as determined by AZ) before the tenth anniversary of the Date of Grant you may be required to transfer such Shares (together with any additional Shares acquired pursuant to Rules 5.6 and 5.7) to AZ, or a person that AZ chooses, for nil consideration.

3.10	For the purposes of this Rule 3, if you are on statutory family-related leave, you will not end Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work.

3.11	If you are resident in China and you end Employment as a result of your death, if a delay in providing the necessary documentation will result in a breach of the Chinese State Administration of Foreign Exchange requirements, your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment of a cash sum equal to the value of the Shares in respect of which your Award vested under Rules 3.3 or 3.6 (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

4.	Lapse of Awards

4.1	Notwithstanding any other provision of these Rules, your Award will lapse:

4.1.1	if you are declared bankrupt or are unable to hold your Award by operation of law, or you attempt to transfer, assign, charge or dispose of your Award contrary to Rule 12.2;

4.1.2	if you do not accept the grant of your Award within any time limits set in accordance with Rule 12.1; or

4.1.3	to the extent that: (i) the Award does not vest in full under Rules 3 or 7; or (ii) the number of Shares which are subject to the Award is reduced under Rule 8.

5.	Consequences of Vesting of an Award

5.1	After vesting of your Award, the number of Shares in respect of which it has vested will, subject to you complying with any requirements imposed under Rules 5.2 and 6, be transferred to you as soon as practicable.

5.2	As a condition of vesting of your Award on the fifth anniversary of the Date of Grant and delivery of your Shares, AZ may require the Shares that are to be receivable by you following vesting of your Award on the such date (including any additional Shares acquired pursuant to Rules 5.6 and 5.7) be held in such nominee or other arrangement as it may consider appropriate until the tenth anniversary of the Date of Grant, and can require you to enter into such documentation as it may consider appropriate in relation to these Shares.

5.3	You will have no right to sell or transfer (or assign, charge or otherwise encumber) any Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant (including any additional Shares acquired pursuant to Rules 5.6 and 5.7) until the tenth anniversary of the Date of Grant, other than in connection with a change of Control under Rule 7.4. Any attempt to sell, transfer, assign, charge or otherwise encumber such Shares will result in immediate forfeiture of the Shares for no consideration and you may be required to transfer your Shares to AZ, or a person that AZ chooses, for nil consideration.

5.4	Following the tenth anniversary of the Date of Grant, your Shares may be held in any nominee or other arrangement as AZ shall determine is appropriate and will be held on your behalf on the terms notified to you from time to time.

5.5	In the event that you end Employment, AZ can require you at any time to remove your Shares from any nominee or other arrangement. If you do not do so within six months of the date that AZ notifies you that you must remove your Shares, AZ will have the right, at any time, to sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you or to an account with a nominee or custodian on your behalf. For the avoidance of doubt, Shares in this Rule 5.5 shall refer to Shares acquired on vesting of your Award, including pursuant to Rule 5.7, and any additional Shares that are acquired by you as a result of your holding of such Shares, for example by way of reinvestment of dividends paid on such Shares (including pursuant to Rule 5.6).

5.6	You will have no voting, dividend or other rights in the Shares under your Award before your Award vests under Rule 2.2. Shares that you acquire under the Plan will not have the benefit of any rights that attach to those Shares by reference to a record date that is earlier than the date when you acquired them. During the period from the fifth anniversary of the Date of Grant to the tenth anniversary of the Date of Grant, unless RemCo determines otherwise, any dividends that are declared in relation to Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant (including any additional Shares acquired pursuant to Rule 5.7) shall be reinvested in the acquisition of further Shares and those further Shares shall be held in the same nominee or other arrangement as set out in Rule 5.2 and will be subject to forfeiture in the same circumstances as the Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant. As a condition of vesting of your Award on the fifth anniversary of the Date of Grant and delivery of your Shares, AZ can require you to enter into such documentation as it may consider appropriate to give effect to this Rule 5.6.

5.7	To the extent that your Award vests, you may, receive an additional amount as “dividend equivalents”. Unless RemCo decides otherwise, your dividend equivalents will be calculated by reference to the dividends paid or which are payable on the number of Shares that vest, as if those dividends had been reinvested in Shares on the relevant dividend record dates during the period beginning on the Date of Grant and ending on the relevant date of vesting, or if your Award vests early, until the date of such vesting. This payment will be made in Shares, subject to deductions for Tax Liabilities, after your Award has vested, but no later than 15 March after the calendar year in which your Award has vested. Any such Shares acquired following vesting of your Award on the fifth anniversary of the Date of Grant shall be held in the same nominee or other arrangement as set out in Rule 5.2 and will be subject to forfeiture in the same circumstances as the other Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant.

5.8	Notwithstanding any other provision, RemCo may, at any time, determine that your Award (including any amounts payable under Rules 5.6 and 5.7) shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment to you of a cash sum equal to the value of the Shares in respect of which your Award vests on the day of vesting (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities. In the event of such determination at the fifth anniversary of the Date of Grant, such cash payment may be subject to retention at RemCo’s determination until the tenth anniversary of the Date of Grant and in the event that you end Employment before the tenth anniversary of the Date of Grant, you may be required to forfeit such retained sum.

6.	Tax

By accepting the Award, you indemnify AZ and your employer against any Tax Liabilities that may arise in connection with the benefits delivered under the Plan. AZ or your employer may withhold any amount and make any arrangements it considers necessary to meet any Tax Liabilities, which may include the sale on your behalf of any Shares acquired by you under the Plan. As a condition of vesting of your Award on the fifth anniversary of the Date of Grant, AZ or your employer may require you to enter into any elections in respect of tax as it considers necessary or desirable.

7.	Change of Control of AZ

7.1	This Rule 7.1 applies if:

7.1.1	an offeror (alone or with any party acting in concert with the offeror) obtains Control of AZ by making an offer to acquire the whole of the issued ordinary share capital of AZ (or any part of it which is not owned by the offeror and any party acting in concert with the offeror);

7.1.2	the Court sanctions a compromise or arrangement affecting the Shares under section 899 of the Companies Act 2006; or

7.1.3	a resolution is passed for the voluntary winding up of AZ.

7.2	Where Rule 7.1 applies before the third anniversary of the Date of Grant, your Award will immediately lapse in full, unless Rule 7.6 applies.

7.3	Where Rule 7.1 applies or is likely to apply after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant, unless Rule 7.6 applies, your Award will vest at the time of the relevant event or most practicable earlier date, reduced pro-rata to the time which has elapsed between the Date of Grant of the Award and the date of the relevant event.

7.4	Where Rule 7.1 applies or is likely to apply between the fifth anniversary of the Date of Grant and tenth anniversary of the Date of Grant, unless Rule 7.6 applies:

7.4.1	the Shares that were acquired following vesting of your Award on the fifth anniversary of the Date of Grant (and any additional Shares acquired pursuant to Rules 5.6 and 5.7) will be released from any nominee or similar arrangements at the time of the relevant event or most practicable earlier date; and

7.4.2	your Award will vest at the time of the relevant event or most practicable earlier date, reduced pro-rata to the proportion of the period from the fifth anniversary of the Date of Grant to the tenth anniversary of the Date of Grant that has elapsed up to the date of the relevant event.

7.5	RemCo will confirm the extent (if any) to which an Award will vest under Rules 7.3 or 7.4. Confirmation may be before, but conditional on, the relevant event in Rule 7.1.

7.6	If a company obtains Control of AZ, but the shareholders of the acquiring company immediately after it has obtained Control of AZ are substantially the same as the shareholders of AZ immediately before that event, and if the acquiring company consents to this Rule 7.6 applying, then your unvested Award will not lapse or vest under Rules 7.2 to 7.4. Instead, it will be exchanged for a new award in respect of shares having a total Market Value being equal to the Market Value of the Shares that are subject to your Award immediately before the exchange. The new award will be governed by the Rules, except that references to Shares shall refer to shares in the acquiring company, and references to AZ shall refer to the acquiring company.

7.7	It shall be a condition of vesting of an Award on the fifth anniversary of the Date of Grant, that if Rule 7.6 applies after the fifth anniversary of the Date of Grant, you shall agree to exchange your Shares acquired following vesting of your Award on the fifth anniversary of the Date of Grant (and any additional Shares acquired pursuant to Rules 5.6 and 5.7), for shares in the acquiring company and that such shares shall be held until the tenth anniversary of the Date of Grant on the same basis as your Shares were held. If you breach this Rule 7.7, you may be required to transfer your Shares acquired following vesting of your Award on the fifth anniversary of the Date of Grant (including Shares acquired pursuant to Rules 5.6 and 5.7) to AZ, or a person that AZ chooses, for nil consideration.

8.	Malus and Clawback

Notwithstanding any other provision, Awards are subject to the Malus and Clawback Global Standard and by accepting an Award, you agree to be bound by the terms of the Malus and Clawback Global Standard.

9.	Amending the Plan and Awards

9.1	If there is a Variation in the equity share capital of AZ, the number and/or the nominal value of the Shares over which your Award is granted will be adjusted as RemCo decides. You will be notified of any adjustment under Rule 9.1.

9.2	AZ can amend these Rules at any time.

9.3	AZ can adopt additional sections of these Rules applicable in any jurisdiction under which Awards may be subject to additional and/or modified terms and conditions, taking into account any securities, exchange control or taxation laws, which may apply to you, AZ, or any member of the AZ Group. Any additional sections must conform to the basic principles of the Plan and must not exceed the limits set out in these Rules.

10.	Limit on the number of Shares which can be issued

10.1	Any Shares you receive on vesting will be Shares that are purchased by the Trustee in the market, and will not be Shares that are treasury shares or are newly issued to you or the Trustee.

10.2	On any day, the maximum Market Value of Shares which may be subject to an Award proposed to be granted to an Eligible Employee, when aggregated with the Market Value of Shares (excluding Shares acquired pursuant to Rules 5.6 and 5.7) already subject to Awards held by that Eligible Employee, will be 900% of the Eligible Employee’s basic salary at that time. For these purposes, the Market Value of Shares which are subject to an Award or Awards on any day shall be deemed to be the Market Value of such Shares on that day and not the Market Value of the Shares on the Date of Grant of the relevant Award.

11.	Administration

11.1	The Plan will be administered by RemCo which will interpret and construe any provision of the Plan and to adopt any regulations for administering the Plan and any documents it thinks appropriate. The decision of RemCo on any matter concerning the Plan will be final and binding.

11.2	Any communication in connection with the Plan (including any award documentation) can be given electronically by e-mail or on an online portal designed for the purpose or by personal delivery or post, (in the case of a company, to its registered office and in the case of an individual to the individual’s last known address) or by any other means which AZ and you use to communicate with each other.

11.3	Any notice under the Plan will be given: (i) if delivered personally, at the time of delivery; (ii) if posted, at 10.00 a.m. on the third business day after it was put into the post; or (iii) if sent by e-mail or any other form of electronic delivery system, at the time of despatch.

12.	General

12.1	You may be required to acknowledge the grant of your Award and accept its terms, in which case AZ will notify you of this requirement. If you fail to acknowledge any Award and accept its terms within any time period notified to you, RemCo shall have the discretion to lapse your Award without further notice to you or to apply any additional conditions to the vesting of your Award or Shares received on vesting of your Award as it may determine.

12.2	Your Award may not be sold, transferred, assigned, charged or otherwise encumbered or disposed of to any person, other than to your personal representatives on your death.

12.3	Participation in the Plan is not pensionable and does not form part of your employment contract. Nothing in the Plan or any document under it will give any person any right to participate in the Plan and the grant of an Award does not create any right or expectation to the grant of an Award in the future. Your rights and obligations under the terms of your office or Employment will not be affected by your participation in the Plan or any right which you may have to participate under it.

12.4	By accepting an Award under the Plan, you waive all and any rights to compensation or damages under the Plan in consequence of any loss of rights under the Plan as a result of: (i) termination of your office or Employment with a member of the AZ Group for any reason; or (ii) the way in which RemCo or any person to whom RemCo has delegated authority, exercises or does not exercise any discretion under the Plan. Nothing in the Plan or in any document executed under it will give you any right to continue in Employment or will affect the right of any member of the AZ Group to terminate your Employment without liability at any time with or without cause.

12.5	The invalidity or non-enforceability of one or more provisions of the Plan will not affect the validity or enforceability of the other provisions of the Plan, which will remain in full force and effect.

12.6	The Plan was adopted by RemCo on 31 January 2018 and amended on 22 October 2019, 25 September 2020, 27 April 2022, 13 December 2023, 3 February 2025, and 11 December 2025. The Plan will terminate on 30 January 2028 or at any earlier time AZ decides. Termination of the Plan will not affect your Awards.

12.7	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Eligible Employee or member of the AZ Group, and no third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

12.8	These Rules will be governed by and construed in accordance with the law of England. You, AZ and any member of the AZ Group submit to the jurisdiction of the English courts in relation to anything arising under the Plan. RemCo may determine that another law will apply to the operation of the Plan outside the United Kingdom.

Appendix 1

Definitions and Interpretation

Award means a contingent right to acquire Shares granted or proposed to be granted under Rule 1;

AZ means AstraZeneca PLC (registered number 2723534);

AZ Group means AZ and any subsidiary, holding company or subsidiary of a holding company of AZ (as each term is defined in section 1159 Companies Act 2006);

Closed Period means a period when you are prohibited from dealing in Shares under the UK Market Abuse Regulation, the Criminal Justice Act 1993, or under any other statute, regulation or similar code to which AZ is subject or other share dealing code adopted by AZ from time to time;

Control shall have the meaning given in section 995 Income Tax Act 2007;

Current Role means the role in which you are employed by AZ at the Date of Grant of your Award;

Date of Grant means with respect to an Award, the date on which the Award is granted;

Dealing Day means a day on which the New York Stock Exchange (or, if relevant and if RemCo determines, any stock exchange nominated by RemCo on which the Shares are traded) is open for the transaction of business;

DI means a depositary interest issued through CREST representing a beneficial interest in an ordinary share in the capital of AZ;

Eligible Employee means any person (other than an Excluded Person) who at a Date of Grant is an employee of any member of the AZ Group with a proven track record in AZ of at least a year and good performance in the critical role in which they are employed;

Employment means employment as an employee of any member of the AZ Group;

Excluded Person means (i) an executive director of AZ or (ii) any person who is a “person discharging managerial responsibilities”, or PDMR, for the purposes of the UK Market Abuse Regulation or any share dealing code adopted by AZ from time to time or (iii) any person that RemCo knows will become an executive director of AZ;

Malus and Clawback Global Standard means the malus and clawback global standard approved by RemCo and which came into effect on 1 December 2023, as amended from time to time;

Market Value means, in relation to an ordinary share on any day, an amount equal to the average of the middle market closing prices of a Share (as derived from the New York Stock Exchange Listings Directory) or, in the case of a DI, by reference to the average of the equivalent price of a DI as derived from the Daily Official List of the London Stock Exchange plc, in the three months preceding that day. In the event that the ordinary shares cease to be traded on the New York Stock Exchange and are admitted to trading on a replacement market, references to the New York Stock Exchange shall be construed as references to the equivalent of such replacement market. In the event that DIs cease to be traded on the Main Market of the London Stock Exchange and are admitted to trading on a replacement market, references to the London Stock Exchange shall be construed as references to such replacement market;

Plan means the AstraZeneca Extended Incentive Plan constituted by these Rules;

RemCo means the duly authorised remuneration committee of the board of directors of AZ;

Redundancy means redundancy within the terms of the Employment Rights Act 1996;

Retirement means circumstances determined by RemCo, or anyone authorised by RemCo, to be retirement;

SET means the senior executive team of AZ from time to time as determined by RemCo;

Share means a fully paid ordinary share in the capital of AZ or, where the context requires it, an equivalent number of DIs;

Tax Liabilities means any income tax, employee’s national insurance contributions, social security charges or similar taxes or charges imposed in any jurisdiction for which AZ or any member of the AZ Group is required to account;

Trustee means the trustee for the time being of an employee benefit trust established by AZ;

Variation means a capitalisation issue, rights issue, subdivision, consolidation, reduction, or any other variation in the capital of AZ;

You means any Eligible Employee to whom an Award has been granted, or (where the context requires) that Eligible Employee’s personal representatives, and “your” shall be construed accordingly.

Interpretation

Headings are for convenience only. Words in the singular include the plural and vice versa and words importing gender include both genders. Reference to statutory provisions include amendments, extensions or re-enactments and equivalent legislation in any country other than England, and include any regulations or subordinate legislation made under them.

Appendix 2

Schedule for US Participants

The provisions of sections 1 to 2 of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are resident in the United States.

1.	The following shall be inserted as new Rule 2.5:

“You may be required, as a condition of the vesting of your Award, to represent and agree that, in relation to Shares you acquire under the Plan:

(a)	you understand that such Shares are deemed to be restricted securities within the meaning of Rule 144 under the United States Securities Act of 1933 (the “Securities Act”), which may not be resold in the United States or to a U.S. person except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act;

(b)	you are acquiring such Shares for investment and not with a view to distribution; and

(c)	you will not resell such Shares at any time, except to non-U.S. persons in transactions effected in accordance with Rule 904 of Regulation S under the Securities Act (or any successor section thereto) and only after the expiration of any holding period RemCo may require.

AZ may endorse on certificates representing Shares issued or transferred upon the vesting of an Award such legend referring to the foregoing representations or restrictions or any other applicable restrictions on resale as AZ, in its discretion, shall deem appropriate.”

In the definition of “AZ Group”, “subsidiary” shall be defined as any company in which AZ owns, directly or indirectly, a majority of the voting rights.

2.	In Appendix 1 (Definitions) the definitions of “Redundancy” and “Retirement” shall be deleted and the following definitions shall be inserted:

“Cause shall have the meaning set out in the relevant severance program adopted by the AZ Group from time to time, which as at the date of adoption of the Plan means: if you are terminated by the AZ Group, or if you resign in lieu of such termination, on account of dishonesty, insubordination, gross mismanagement, deliberate and premeditated acts against the interests of the AZ Group, gross or repeated violation of AZ policies, procedures, or recognized standards of behavior, commission of a felony, or misconduct related to your employment or if you refuse to make a good faith effort to bring unsatisfactory job performance to a satisfactory level;”

“Redundancy means a qualifying involuntary termination without cause (but excluding a termination by mutual agreement or mutual consent) entitling you to a severance payment under a severance program adopted by your U.S. employing company. Vesting under these Rules following your redundancy termination is subject always to your having met all the requirements of such severance program, including having executed a valid release of all and any claims against the AZ Group;”

“Retirement means:

(a)	termination without Cause after having attained age 62 with 5 years of service;

(b)	termination without Cause after having attained age 65 with 3 years of service; or

(c)	any other meaning as may be notified to you in writing at the time of grant of your Award;”

“Termination by Mutual Consent shall have the meaning set out in the relevant severance program adopted by the AZ Group from time to time, which as at the date of adoption of the Plan means: termination of employment initiated by the AZ Group where the AZ Group, in its sole discretion, has determined that you have demonstrated an inability to meet and/or perform the technical requirements and/or behavioral expectations of your job satisfactorily;”

The remaining provisions of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are US taxpayers (whether or not they are also resident in the United States).

3.	Rule 2.2 shall be deleted and replaced with the following:

“Subject to Rules 2.4, 3, 7 and 8, your Award will vest to the extent that any terms and conditions imposed under Rule 2.1 have been met:

2.2.1	as to 50 per cent. of the Shares which are subject to Award (rounded to three decimal places) on the fifth anniversary of the Date of Grant, and

2.2.2	as to the balance of the Shares which are subject to Award on the tenth anniversary of the Date of Grant.

For the avoidance of doubt, you shall have no rights in respect of the Shares the subject of an Award until the Award has vested. If vesting of an Award would be prohibited by a Closed Period, the day on which the Award vests will be the first Dealing Day on which such prohibition ceases to apply or, if later, the first day on which you are able to trade in the Shares after the Closed Period ceases. In any event, the latest day by which the Shares subject to an Award will be delivered to you is the US Taxpayer Payment Deadline (as defined in Rule 5.1 (as inserted by paragraph 4 of this Appendix 2)).”

4.	Rule 5.1 shall be deleted and replaced with the following:

“After vesting of your Award, the Shares subject to such an Award in respect to which it has vested will, subject to you complying with any requirements imposed under Rules 5.2 and 6, be delivered to you as soon as practicable following the vesting of the Award, but in no event later than the end of the year in which the applicable vesting date occurs, or, if later, by the 15th day of the third month following the applicable vesting date (collectively, the “US Taxpayer Payment Deadline”). You will not be permitted, either directly or indirectly, to designate the year of payment.”

5.	Rule 5.7 shall be deleted and replaced with the following:

“On each occasion on which your Award vests, you may, at the discretion of RemCo, receive an amount equivalent to the total dividends paid or which are payable on the number of Shares which are subject to your Award and which vest, by reference to dividend record dates during the period beginning on the Date of Grant and ending on the date of vesting. This payment will be made in Shares, subject to deductions for Tax Liabilities, after your Award has vested, but in no event later than the US Taxpayer Payment Deadline (as defined in Rule 5.1 (as inserted by paragraph 4 of this Appendix 2)). Any such Shares acquired following vesting of your Award on the fifth anniversary of the Date of Grant shall be held in the same nominee or other arrangement as set out in Rule 5.2 and will be subject to forfeiture in the same circumstances as the Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant.”

6.	The following shall be inserted as a new Rule 7.8:

“If an Award vests pursuant to this Rule 7, and the event described in Rule 7 also constitutes a “change in control event” under Section 409A of the US Internal Revenue Code of 1986, as it may be amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”) or the Award is otherwise exempt from Section 409A of the Code, then the Shares subject to it in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable following the vesting of an Award, but in no event later than the US Taxpayer Payment Deadline. If such event does not constitute a “change in control event” under Section 409A of the Code and the Award is not exempt from Section 409A of the Code, then the Award will vest on the occurrence of such event described in Rule 7, but shall not be delivered to you until the earlier of the vesting date under Rule 2 or the date on which your Award vests under Rule 3. For the avoidance of doubt, an Award shall only become payable upon the earlier of the vesting date under Rule 2 or the date upon which your Award vests under Rule 3 or Rule 7.”

7.	The following shall be inserted as a new Rule 13:

“13. Section 409A of the Code.

13.1	The compensation and benefits under the Plan are intended to be exempt from Section 409A of the Code pursuant to the exemption applicable to “short-term deferrals” under Section 1.409A-1(b)(4) of the US Treasury Regulations, and the Plan will be interpreted and administered in a manner consistent with that intent. To the extent any compensation and benefits are determined not to be exempt from Code Section 409A, then the Plan will be interpreted and administered in respect of such amounts in a manner consistent with the requirements of Section 409A of the Code. The preceding provisions, however, shall not be construed as a guarantee by AZ of any particular tax effect to you under an Award. Payment of amounts not exempt from Code Section 409A may only be accelerated or delayed if and to the extent that such accelerated or delayed payment is permitted under Section 409A of the Code.

13.2	References to “end of Employment”, “termination of Employment” and similar terms used in the Plan mean, to the extent necessary to comply with Section 409A of the Code, the date that you first incur a “separation from service” within the meaning of Section 409A of the Code.

13.3	Notwithstanding anything in the Plan to the contrary, if at the time of your separation from service with AZ you are a “specified employee” as defined in Section 409A of the Code, and any payment payable under the Plan as a result of such separation from service is required to be delayed by six months pursuant to Section 409A of the Code, then AZ will make such payment on the date that is six months following your separation from service with AZ. The amount of such payment will equal the sum of the payments that would have been paid to you during the six-month period immediately following your separation from service had the payment commenced as of such date and will not include interest.

13.4	No Shares issued or payments made in respect of such an Award shall be funded with any assets set aside in a trust or other arrangement in violation of Section 409A(b)(1) of the Code. To the extent any trust is utilized in administration of the Plan, Awards granted to Eligible Employees who are US taxpayers need not be settled by Shares held in such a trust and such Awards do not form the basis for any claims or rights with respect to such a trust’s assets.

13.5	In the first taxable year in which you become a US taxpayer by reason of becoming a resident alien for US federal income tax purposes, the Plan may be amended solely with respect to you such that the compensation and benefits under the Plan are compliant with or exempt from Section 409A of the Code. Such amendment must be effective not later than the end of the first year in which you become a resident alien and shall only be effective with respect to amounts that were not vested prior to the date that you became a resident alien. For any year after the first year in which you are classified as a resident alien, this clause shall not apply, provided that a year may again be treated as the first year in which you are classified as a resident alien if you are classified as a resident alien in that year and have not been classified as a resident alien for the three consecutive years immediately preceding that year. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Sections 1.409A-2(c) and 1.409A-3(h) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.

13.6	Awards under the Plan that become vested while you are not subject to US federal income taxation but that are paid at a time when you subsequently have become subject to US federal income taxation are intended to be exempt from Section 409A of the Code. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Section 1.409A-1(b)(8)(ii) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.”

8.	Rule 3.10 shall be deleted and replaced with the following:

“For the purposes of this Rule 3, if you are on an authorized leave of absence pursuant to an AZ policy or a legal entitlement, you will not cease to be in Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work.”

9.	The following sentence shall be appended to the end of the existing Rule 8:

“Notwithstanding anything to the contrary, this Rule 8 shall not apply in any jurisdiction where its enforcement would be prohibited by applicable law.”

Appendix 3

Schedule for Participants in China

The provisions of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are resident in China. It was approved by RemCo on 25 July 2023.

Vesting of Awards

1.	Rule 3.4 shall be deleted and replaced with the following:

If you end Employment as a result of Redundancy after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant, your Award will vest on the date you end Employment, but will be reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the Date of Grant to the end of Employment.

2.	Rule 3.5 shall be deleted and replaced with the following:

“If you end Employment as a result of Retirement after the third anniversary of the Date of Grant but before the fifth anniversary of the Date of Grant, your Award will lapse on the date you end Employment and be replaced with a phantom award which takes the form of a right to call for a cash payment calculated by reference to the Market Value of a notional Share, to vest on the fifth anniversary of the Date of Grant but reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the Date of Grant to the end of Employment, provided that your replacement phantom award shall immediately lapse if before the fifth anniversary of the Date of Grant you have started working for a competitor to AZ (as determined by AZ).”

3.	Rule 3.7 shall be deleted and replaced with the following:

“If you end Employment as a result of Redundancy after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant:

3.7.1	the Shares that are subject to the part of the Award that vested on the fifth anniversary of the Date of Grant will be released from any nominee or similar arrangements on the date you end Employment and you will be required to sell your Shares within six months of the end of Employment or AZ will in accordance with Rule 5.5 sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you in accordance with applicable foreign exchange control laws and regulations and subject to Rule 5.8; and

3.7.2	Your Award in relation to the balance of Shares will lapse on the date you end Employment and be replaced with a phantom award which takes the form of a right to call for a cash payment calculated by reference to the Market Value of a notional Share, to vest on the tenth anniversary of the Date of Grant but reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the fifth anniversary of the Date of Grant to the end of Employment, provided that your replacement phantom award shall immediately lapse if before the tenth anniversary of the Date of Grant you have started working for a competitor to AZ (as determined by AZ).”

4.	Rule 3.8 shall be deleted and replaced with the following:

“If you end Employment as a result of Retirement after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant:

3.8.1	the Shares that are subject to the part of the Award that vested on the fifth anniversary of the Date of Grant will be released from any nominee or similar arrangements on the end of Employment and you will be required to sell your Shares within six months of the end of Employment or AZ will in accordance with Rule 5.5 sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you in accordance with applicable foreign exchange control laws and regulations and subject to Rule 5.8; and

3.8.2	Your Award in relation to the balance of Shares will lapse on the date you end Employment and be replaced with a phantom award which takes the form of a right to call for a cash payment calculated by reference to the Market Value of a notional Share, to vest on the tenth anniversary of the Date of Grant but reduced pro-rata to the proportion of the relevant vesting period that has elapsed from the fifth anniversary of the Date of Grant to the end of Employment, provided that your replacement phantom award shall immediately lapse if before the tenth anniversary of the Date of Grant you have started working for a competitor to AZ (as determined by AZ).”

5.	Rule 3.9 shall be deleted and replaced with the following:

“If you end Employment after the fifth anniversary of the Date of Grant but before the tenth anniversary of the Date of Grant other than in the circumstances set out in Rules 3.6 to 3.8:

3.9.1	to the extent that your Award has not already vested it will lapse; and

3.9.2	you will be required to remove your Shares that were acquired following vesting of your Award on the fifth anniversary of the Date of Grant from the relevant nominee or similar arrangement and sell your Shares within six months of the end of Employment or AZ will in accordance with Rule 5.5 sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you in accordance with applicable foreign exchange control laws and regulations and subject to Rule 5.8.”

6.	Rule 5.3 shall be deleted and replaced with the following:

“You will have no right to sell or transfer (or assign, charge or otherwise encumber) any Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant until the tenth anniversary of the Date of Grant, other than in connection with a change of Control under Rule 7.4 or as otherwise permitted by AZ to comply with applicable foreign exchange control laws and regulations. Any other attempt to sell, transfer, assign, charge or otherwise encumber such Shares will result in immediate forfeiture of the Shares for no consideration and you may be required to transfer your Shares to AZ, or a person that AZ chooses, for nil consideration.”

Dividends

7.	Rule 5.5 shall be deleted and replaced with the following:

“In the event that you end Employment, AZ can require you at any time to remove your Shares from any nominee or other arrangement. If you do not do so within six months of the date that AZ notifies you that you must remove your Shares, AZ will have the right, at any time, to sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you or to an account with a nominee or custodian on your behalf. For the avoidance of doubt, Shares in this Rule 5.5 shall refer to Shares acquired on vesting of your Award.”

8.	Rule 5.6 shall be deleted and replaced with the following:

“You will have no voting, dividend or other rights in the Shares under your Award before your Award vests under Rule 2.2. Shares that you acquire under the Plan will not have the benefit of any rights that attach to those Shares by reference to a record date that is earlier than the date when you acquired them. During the period from the fifth anniversary of the Date of Grant to the tenth anniversary of the Date of Grant, unless RemCo determines otherwise, any dividends that are declared in relation to Shares that you acquire following the vesting of your Award on the fifth anniversary of the Date of Grant shall be paid to you in accordance with applicable foreign exchange control laws and regulations. As a condition of vesting of your Award on the fifth anniversary of the Date of Grant and delivery of your Shares, AZ can require you to enter into such documentation as it may consider appropriate to give effect to this Rule 5.6.”

9.	Rules 5.7 shall be deleted and replaced with the following:

“To the extent that your Award vests, you may, receive an additional amount as “dividend equivalents”. Unless RemCo decides otherwise, your dividend equivalents will be calculated by reference to the dividends paid or which are payable on the number of Shares that vest. This payment will be made in cash in accordance with applicable foreign exchange control laws and regulations, subject to deductions for Tax Liabilities, after your Award has vested, but no later than 15 March after the calendar year in which your Award has vested.”